Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AutoLotto, Inc.	Delaware
Global Gaming Enterprises, Inc.	Delaware
Medios Electrónicos y de Comunicación, SAPI de C.V.	Mexico
Level One, B.V.	Mexico
Tinbu, LLC	Florida